SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   Press   Release  re  Israel   Airport   Authority   Switches   to  012
          Smile.Communications From Major Competitor dated January 28, 2008.




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                                                                          ITEM 1

Press Release                                   Source: 012 Smile.Communications

Israel Airport Authority Switches to 012 Smile.Communications
From Major Competitor

Monday January 28, 1:23 am ET
PETACH TIKVA, Israel, Jan. 28 /PRNewswire-FirstCall/ -- 012 Smile.Communications (Nasdaq and TASE: SMLC) ("012 Smile"), a growth-oriented provider of communication services in Israel, today announced that it has won a major competitive tender from Israel's Airport Authority, taking the place of one of its competitors to become the Authority's exclusive provider of international long-distance services.

The contract is for a period of one and a half years with an option for a two-year extension. It also expands an existing contract under which 012 Smile currently provides Internet access and WiFi services to the Airport Authority, calling for 012 Smile to install Internet infrastructure throughout the Airport Authority's headquarters and to a variety of border crossing facilities throughout Israel. The Company estimates that the aggregate revenues associated with these services will reach approximately NIS 500,000 per year.

"We are very pleased to have won this high-profile contract, a competitive coup which confirms the excellence of our services and the sophistication of our technology," commented Ms. Stella Handler, CEO of 012 Smile.Communications. "We look forward to adding the Airport Authority to the long and growing list of organizations that are standardizing on 012 Smile for all their communications needs, from highest-quality international and domestic telecommunications to always-available high-speed Internet Access and WiFi. Besides boosting our revenues, the mission-critical services we provide to the Airport Authority will act as an important reference that we believe will help us win additional business."

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. 012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.




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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972 72-2003848
    i.azulay@smile.net.il




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  January 28, 2008